March 30, 2020

VIA EDGAR

United States Securities and Exchange Commission

Re:	First Majestic Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Peter Oshust

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2019 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2019.

I, Peter Oshust, P. Geo., formerly of Amec Foster Wheeler Americas Ltd.,  hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-227855) of the Company (the "Registration Statement"), in connection with reference to my involvement in the preparation of the "Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, Mexico" dated March 15, 2016 (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

"Peter Oshust"
Peter Oshust, P. Geo.